UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 8)

IMMUCOR, INC.

(Name of Subject Company)

IMMUCOR, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

452526106

(CUSIP Number of Class of Securities)

Joshua H. Levine

President and Chief Executive Officer

Immucor, Inc.

3130 Gateway Drive

Norcross, Georgia 30071

(770) 441-2051

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley

John D. Capers, Jr.

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Immucor, Inc., a Georgia corporation (the “Company”), on July 15, 2011.

The Statement relates to the offer by IVD Acquisition Corporation, a Georgia corporation and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation, which is controlled by TPG Partners VI, L.P., a Delaware limited partnership, as disclosed in the Tender Offer Statement on Schedule TO, dated July 15, 2011, to purchase for cash all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company at a purchase price of $27.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011, and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following as the last paragraph under the heading “Additional Information—Litigation” on page 45 of the Statement:

“On August 3, 2011, the Superior Court of Fulton County for the State of Georgia granted plaintiff’s previously filed Motion to Dismiss Without Prejudice in the Pillay action.

On August 9, 2011, the Kramer action was transferred to the Business Case Division of the Superior Court of Fulton County for the State of Georgia, and on August 10, 2011, the Macintyre and Dixon actions were consolidated with the Kramer action. Also, on August 10th, the Business Case Division of the Superior Court of Fulton County for the State of Georgia denied the motion filed in the Kramer action for expedited discovery, expedited proceedings, and to schedule a hearing on a motion for preliminary injunction. On August 11, 2011, plaintiffs in the consolidated action filed motions to voluntarily dismiss the Kramer, Macintyre, and Dixon actions, which must be approved by the court. The court has not yet ruled on these motions by the plaintiffs to dismiss.

On August 16, 2011, the Superior Court of Gwinnett County for the State of Georgia denied plaintiff’s previously filed motion in the Schorsch action for a preliminary injunction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

IMMUCOR, INC.

By:	/s/ Philip H. Moïse
Name: Title:	Philip H. Moïse Executive Vice President and General Counsel

Dated: August 16, 2011